THE MERGER FUND VL
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

October 21, 2011
VIA EDGAR

Mr. Jason Fox
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund VL
File No. 811-21279; S000005160

Dear Mr. Fox:

On behalf of The Merger Fund VL (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on September 21, 2011 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s Form N-CSR filed on March 4, 2011.  The Fund’s responses to the Staff’s comments are set forth below.

Form N-CSR

Staff Comment 1: Please refer to the July 30, 2010 letter to the Investment Company Institute regarding derivatives-related disclosures by investment companies.  In future filings, management’s discussion of Fund performance should include a discussion of derivatives as described in the letter.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 2: In the Schedule of Swap Contracts on page 18, it is not possible to determine which side of the contract the Fund is on.  Enhance the description of the Fund’s swap contracts to state the type of swap contract (i.e., long or short) and to indicate whether the Fund is entitled to receive, or obligated to pay, appreciation or depreciation from or to a counterparty.

RESPONSE:

The Fund notes that long swap contracts have positive shares and short swap contracts have negative shares.  In the future, the Fund will separate long and short swap contracts and add a footnote to indicate that appreciation is a receivable, depreciation is a payable and the total net receivable (or payable) for swap contracts is included on the Statement of Assets and Liabilities.

Staff Comment 3: Under the Average Annual Total Return table on page 7, indicate that the returns do not reflect the fees or expenses of participating life insurance companies under the variable annuity and variable life insurance contracts and that, if included, the returns would be lower.

RESPONSE:

The Fund will add the following disclosure:

The graph and table also do not reflect the fees or expenses associated with the separate accounts funding variable annuity and variable life insurance contracts issued and charged by participating life insurance companies.  If such fees and expenses had been included, returns would have been lower.

Staff Comment 4: In the Financial Highlights, add a footnote to Total Return indicating that total return does not reflect the fees or expenses of participating life insurance companies under the variable annuity and variable life insurance contracts and that, if included, total return would be lower.

RESPONSE:

The Fund will add the following disclosure as a footnote to Total Return:

Total return does not reflect the fees or expenses associated with the separate accounts funding variable annuity and variable life insurance contracts issued and charged by participating life insurance companies.  If such fees and expenses had been included, total return would have been lower.

Staff Comment 5: In the Expense Example on page 8, indicate that the expenses do not reflect the fees or expenses of participating life insurance companies under the variable annuity and variable life insurance contracts and that, if included, the expenses would be higher.

RESPONSE:

The Fund will revise the disclosure in the Expense Example under Hypothetical Example for Comparison Purposes as follows:

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as redemption fees, or the fees and expenses associated with the separate accounts funding variable annuity and variable life insurance contracts issued and charged by participating life insurance companies. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs and the fees and expenses associated with the separate accounts funding variable annuity and variable life insurance contracts issued and charged by participating life insurance companies were included, your costs would have been higher.

Staff Comment 6: The report of the independent registered public accounting firm must indicate the city and state where issued.

RESPONSE:

The Fund will ensure that the city and state where the report of the independent registered public accounting firm is issued is included.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bruce Rubin
Bruce Rubin
Vice President and Chief Compliance Officer